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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Infodata Systems, Inc.

(Name of Issuer)

Common Stock (par value $0.03 per share)

(Title of Class of Securities)

456650209

(Cusip Number)

Douglas E. Scott, Esq.
Senior Vice President and General Counsel
Science Applications International Corporation
10260 Campus Point Drive
San Diego, CA 92121
(858) 826-7325

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy:

Aloma H. Avery, Esq.
Science Applications International Corporation
10260 Campus Point Drive, MS F-3
San Diego, CA 92121
(858) 826-6000

April 17, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456650209

1.	Name of Reporting Person: Science Applications International Corporation		I.R.S. Identification Nos. of above persons (entities only): 95-3630868

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 400,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 400,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.2%

14.	Type of Reporting Person (See Instructions): CO

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     The Reporting Person, Science Applications International Corporation (“SAIC”) hereby amends and supplements the Schedule 13D filed by SAIC on January 18, 2002 (the “Original Statement”) with regard to the common stock of Infodata Systems, Inc. (the “Company”) for the purpose of amending Items 2-6.

Item 2.	Identity and Background
Item 2 (a)-(c) of the Original Statement are hereby supplementally amended to restate in its entirety Appendix A to the Original Statement. Appendix A is attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
The response set forth in Item 3 of the Original Statement is hereby amended and restated in its entirety to read as follows: N/A

Item 4.	Purpose of Transaction
The response set forth in Item 4 is supplemented by the addition of the following:

On April 17, 2002, SAIC notified the Company that it was terminating the Merger Agreement dated as of January 10, 2002, by and among SAIC, Infodata Systems, Inc. and Info Acquisition Corp. The Voting Agreement, which was concurrently executed with the Merger Agreement, terminated by its terms upon termination of the Merger Agreement.

SAIC and the Company entered into a Stock Option Agreement, dated as of January 10, 2002 (the "Stock Option Agreement"), pursuant to which the Company granted SAIC an option to purchase from time to time 400,000 shares of Company Common Stock. Pursuant to its terms, the Stock Option Agreement shall terminate 12 months after the termination of the Merger Agreement or on April 17, 2003.

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Item 5.	Interest in Securities of the Issuer
The response set forth in Item 5 (a-b) of the Original Statement is hereby supplementally amended and restated in its entirety to read as follows:

(a-b) As a result of the Stock Option Agreement described in Item 4, SAIC may be deemed to beneficially own 400,000 shares of Company Common Stock. Such Shares represent approximately 8.2% of the outstanding Shares (based upon the 4,875,822 Shares reported by the Company to be issued and outstanding as of October 21, 2002 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, and after giving effect to the exercise of the Option).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response set forth in Item 6 of the Original Statement is hereby amended and restated in its entirety to read as follows: None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2003

Company Name

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By:	/s/ DOUGLAS E. SCOTT
Name:	Douglas E. Scott
Title:	Senior Vice President and General Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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APPENDIX A

Directors and Executive Officers

The following table sets forth the name, business address and present principal occupation or employment of each of the directors of Science Applications
International Corporation (“SAIC”). To the knowledge of SAIC, each director listed below is a United States citizen.

Name, Principal Business and
Address of Corporation or Other
Organization in Which Employment
Name	Principal Occupation	is Conducted

Duane P. Andrews	Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102
J. Robert Beyster	Chairman of the Board, Chief Executive Officer, President and Director of SAIC	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
Wolfgang H. Demisch	Director of SAIC	435 Round Hill Road Greenwich, CT 06831
Matthew J. Desch	Chief Executive Officer of Telcordia Technologies, Inc. and Director of SAIC	Telcordia Technologies, Inc. 445 South Street Morristown, NJ 07960
Wayne A. Downing	Director of SAIC	11200 N. Pawnee Road Peoria, IL 61615
Donald H. Foley	Executive Vice President and Director of SAIC	Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102
John E. Glancy	Executive Vice President and Director of SAIC	Science Applications International Corporation 11622 El Camino Real San Diego, CA 92130
Bobby R. Inman	Director of SAIC	Science Applications International Corporation 701 Brazos Suite 500 Austin, TX 78701
Anita K. Jones	Professor, Dept. of Computer Science, University of Virginia	University of Virginia 151 Engineer’s Way Charlottesville, VA 22901
Harry M. Jansen Kraemer, Jr.	Chairman and Chief Executive Officer, Baxter International, Inc.	Baxter International, Inc. One Baxter Parkway Deerfield, IL 60015

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Name, Principal Business and
Address of Corporation or Other
Organization in Which Employment
Name	Principal Occupation	is Conducted

Claudine B. Malone	President, Financial Management Consulting, Inc.	Financial Management Consulting, Inc. 7570 Potomac Fall Road McLean, VA 22102
Stephen D. Rockwood	Executive Vice President and Director of SAIC	Science Applications International Corporation 16701 West Bernardo Drive San Diego, CA 92127
Edward J. Sanderson	Director of SAIC	6009 San Elijo Rancho Santa Fe, CA 92067
Ralph Snyderman	Chancellor for Health Affairs at Duke University	Duke University Medical Center Room 106, Duke South, Green Zone Durham, NC 27710
Monroe E. Trout	Director of SAIC	2110 Cove View Way Knoxville, TN 37919
Randy I. Walker	Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
Joseph P. Walkush	Executive Vice President and Director of SAIC	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
John H. Warner, Jr.	Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121
Jasper A. Welch	President of Jasper Welch Associates	Jasper Welch Associates 2129 Foothill Road Santa Fe, NM 87505
A. Thomas Young	Director of SAIC	12921 Esworthy Road N. Potomac, MD 20878

     The following table sets forth the name, business address and title of each of the executive officers of SAIC, excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121.

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Name	Title (and Address, if Other Than as Indicated Above)

Thomas E. Darcy	Executive Vice President and Chief Financial Officer Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
Steven P. Fisher	Corporate Vice President and Treasurer
J. Dennis Heipt	Corporate Executive Vice President and Secretary
Peter N. Pavlics	Senior Vice President and Controller
William A. Roper, Jr.	Corporate Executive Vice President Science Applications International Corporation 1200 Prospect Street La Jolla, CA 92037
Robert A. Rosenberg	Executive Vice President Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102
Douglas E. Scott	Senior Vice President and General Counsel
Arthur L. Slotkin	Executive Vice President

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